UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐         ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number

LARGO RESOURCES LTD.

(Exact name of Registrant as specified in its charter)

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

1400

(Primary Standard Industrial Classification Code Number (if applicable))

N/A

(I.R.S. Employer Identification Number (if applicable))

55 University Avenue

Suite 1105

Toronto, Ontario M5J 2H7

(416) 861-9797

(Address and telephone number of Registrant’s principal executive offices)

Intertrust Corporate Services Delaware Ltd.

200 Bellevue Parkway, Suite 210

New Castle County

Wilmington, Delaware 19809

(302) 798-5867

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	LGO	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐	Annual information form	☐	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐	No ☐

Indicate by check mark whether the Registrant is an emerging growth company, as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

EXPLANATORY NOTE

Largo Resources Ltd. (the “Registrant”) is a Canadian reporting issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

This Registration Statement on Form 40-F, including the exhibits hereto (collectively, the “Form 40-F”) includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively “forward-looking statements”). These forward-looking statements concern the Registrant’s projects, capital, anticipated financial performance, business prospects and strategies and other general matters, and are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The use of words such as “intend,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “should,” “believe” and similar expressions (including negative and grammatical variations) are intended to identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may constitute forward-looking statements. Statements relating to mineral resources are also forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the mineral resources. Forward-looking statements include statements with respect to: (i) the Registrant’s sales operations and anticipated sales of vanadium products; (ii) the Registrant’s goals regarding development of its projects and further exploration and development of its properties; (iii) the Registrant’s proposed plans for advancing its projects, and potential future exploration and development projects; (iv) the Registrant’s expectations regarding the completion of, resulting production from, and anticipated benefits of, its anticipated ferrovanadium (“FeV”) conversion plant and vanadium sesquioxide (“V2O3”) plant; (v) the Registrant’s expectations and proposed plans for Largo Clean Energy and its vertically integrated vanadium redox flow battery business; (vi) the Registrant’s expectations regarding the results of the initial chemical pilot plant tests and the potential to produce TiO2; (vii) expectations regarding the continuity of mineral deposits; (viii) future prices of vanadium pentoxide (“V2O5”); (ix) future production at the Registrant’s Maracás Menchen mine; (x) the extent and overall impact of the COVID-19 pandemic; (xi) the results in the Technical Report (as this term is defined in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, attached hereto as Exhibit 99.67) including resource estimates; (xii) expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; (xiii) receipt and timing of third party approvals; (xiv) government regulation of mineral exploration and development operations in Brazil; (xv) expectations regarding any social or local community issues in Brazil that may affect planned or future exploration and development programs; and (xvi) statements in respect of V2O5 demand and supply.

These forward-looking statements are only predictions based on current information and knowledge, some of which may be attributed to third party industry sources. Actual future events or results may differ materially. Undue reliance should not be placed on such forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not be realized. The following are some of the assumptions upon which forward-looking statements are based: (i) that general business and economic conditions will not change in a material adverse manner; (ii) demand for, and stable or improving price of, V2O5 and FeV; (iii) that the Registrant will enter into agreements for the sales of vanadium products on favorable terms and for the sale of substantially all of its annual production capacity; (iv) receipt of regulatory and governmental approvals, permits and renewals in a timely manner; (v) that the Registrant will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Registrant’s operations at the Maracás Menchen mine; (vi) the availability of financing for operations and development; (vii) the Registrant’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; (viii) that the Registrant will have sufficient capital resources available for the build out of the ferrovanadium conversion plant and V2O3 plant; (ix) that the ferrovanadium conversion plant and V2O3 plant will be completed on budget and in a reasonable timeframe; (x) that the Vanadium Trioxide Plant will be completed on budget and in a reasonable timeframe; (xi) that the estimates of the mineral resources and mineral reserves at the Maracás Menchen mine are within reasonable bounds of accuracy

(including with respect to size, grade and recovery); (xii) the Registrant’s ability to attract and retain skilled personnel and directors; and (xiii) the accuracy of the Registrant’s mineral reserves and mineral resource estimates (including size, grade and recoverability) and the geological, operational and price assumptions on which these are based.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks and uncertainties including, without limitation: (i) volatility in prices of, and demand for, V2O5, V2O3 or FeV; (ii) risks inherent in mineral exploration and development; (iii) uncertainties associated with estimating mineral resources and mineral reserves; (iv) uncertainties related to title to the Registrant’s mineral projects; (v) revocation of government approvals; (vi) tightening of the credit markets, global economic uncertainty and counterparty risk; (vii) failure of plant, equipment or processes to operate as anticipated; (viii) unexpected events and delays during construction and development; (ix) competition for, among other things, capital and skilled personnel; (x) geological, technical and drilling problems; (xi) fluctuations in foreign exchange or interest rates and stock market volatility; (xii) rising costs of labour and equipment; (xiii) disruption caused by labour actions; (xiv) risks associated with political and/or economic instability in Brazil; (xv) inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; (xvi) the Registrant’s ability to build, finance and operate its vanadium redox flow battery business; (xvii) changes in income tax and other laws of foreign jurisdictions; and (xviii) other factors discussed under the “Risk Factors” section in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2020, attached hereto as Exhibit 99.67.

Additional risks and uncertainties not currently known to the Registrant, or that the Registrant currently deems to be immaterial, may also materially and adversely affect the Registrant’s business and prospects. Should one or more of these risks and uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The reader is cautioned not to place undue reliance on forward-looking statements.

The forward-looking statements are presented for the purpose of assisting investors in understanding the Registrant’s plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. These forward-looking statements are expressly qualified in their entirety by this cautionary statement. Forward-looking statements contained in this Form 40-F are made as of the date of this Form 40-F or the exhibits hereto, as applicable, and are accordingly subject to change after such date. The Registrant disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements, or to reflect the occurrence of anticipated or unanticipated events, except as required by law. If the Registrant updates any one or more forward-looking statements, no inference should be drawn that the Registrant will make additional updates with respect to those or other forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed with this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the United States Securities Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

The Registrant is subject to the reporting requirements of applicable Canadian securities laws, and as a result reports its mineral reserves and mineral resource estimates according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”). Certain of the definitions included in NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council May 10, 2014, as amended (the “CIM Definition Standards”). NI 43-101 establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7. Consequently, information regarding mineralization contained in this Form 40-F is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions used by the SEC in Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Form 40-F may not qualify as “reserves” under SEC standards. In addition, this Form 40-F uses the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC does not currently recognize mineral resources and U.S. companies are generally not permitted to disclose mineral resources of any category in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves as defined in NI 43-101 or Industry Guide 7. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource could ever be mined economically. It cannot be assumed that all or any part of “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” in this Form 40-F is economically or legally mineable. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Registrant is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If the Registrant ceases to be a foreign private issuer or lose its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Registrant will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101. The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definitions. U.S. investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Registrant may report as “proven mineral reserves,” “probable mineral reserves,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Registrant prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. U.S. investors are also cautioned that while the SEC will now recognize “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources,” investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Registrant reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. For the above reasons, information contained in this Form 40-F containing descriptions of the Registrant’s mineral reserve and mineral resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through Exhibit 99.80, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the experts named in the foregoing Exhibits as Exhibits 99.76 to 99.80, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Form 40-F.

DESCRIPTION OF THE SECURITIES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the year ended December 31, 2020, attached hereto as Exhibit 99.67.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2020:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(thousands of United States dollars)
Contractual obligations
Accounts payable and accrued liabilites	15,968	15,968	—	—	—
Long-term debt	24,788	24,788	—	—	—
Capital lease	—	—	—	—	—
Operating lease	610	289	321	—	—
Purchase obligations	—	—	—	—	—
Management obligations	—	—	—	—	—
Other long-term liabilities reflected in the financial statements	—	—	—	—	—
Total	41,366	41,045	321	—	—

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, www.largoresources.com, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LARGO RESOURCES LTD.

By:	/s/ Ernest Cleave
Name:	Ernest Cleave
Title:	Chief Financial Officer

Date: April 14, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement on Form 40-F:

Exhibit	Description
99.1	Press Release dated January 14, 2020
99.2	Press Release dated January 22, 2020
99.3	Press Release dated February 11, 2020
99.4	Annual Information Form for the year ended December 31, 2019, dated March 16, 2020
99.5	Management’s Discussion and Analysis for the year ended December 31, 2019
99.6	Consolidated Financial Statements for the years ended December 31, 2018 and 2019, dated March 20, 2020
99.7	Form 13-502F1 dated March 20, 2020
99.8	Form 13-501F1 dated March 20, 2020
99.9	Form 52-109F1 dated March 20, 2020 (CEO)
99.10	Form 52-109F1 dated March 20, 2020 (CFO)
99.11	Press Release dated March 20, 2020
99.12	Annual Information Form for the year ended December 31, 2019, dated March 20, 2020
99.13	Form 52-109F1R dated March 23, 2020 (CEO)
99.14	Form 52-109F1R dated March 23, 2020 (CFO)
99.15	Unaudited Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2020 and 2019
99.16	Management’s Discussion and Analysis for the three months ended March 31, 2020
99.17	Confirmation of Notice of Record and Meeting Dates dated April 6, 2020
99.18	Press Release dated April 13, 2020
99.19	Press Release dated April 22, 2020
99.20	Press Release dated May 1, 2020
99.21	Notice and Management Information Circular of the Annual and Special Meeting of Shareholders of Largo Resources Ltd. to be held on June 8, 2020, dated May 1, 2020
99.22	Notice of the Annual and Special Meeting of Shareholders of Largo Resources Ltd. to be held on June 8, 2020, dated May 1, 2020
99.23	Form 52-109F2 dated May 12, 2020 (CEO)
99.24	Form 52-109F2 dated May 12, 2020 (CFO)
99.25	Press Release dated May 12, 2020
99.26	Form of Proxy for the Annual and Special Meeting of Shareholders of Largo Resources Ltd. to be held on June 8, 2020

99.27	Certificate of Dissemination dated May 19, 2020
99.28	Press Release dated June 8, 2020
99.29	Report of Voting Results for the Annual and Special Meeting of Shareholders of Largo Resources Ltd. held on June 8, 2020
99.30	Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2020 and 2019
99.31	Management’s Discussion and Analysis for the three and six months ended June 30, 2020
99.32	Press Release dated July 16, 2020
99.33	Press Release dated July 20, 2020
99.34	Press Release dated July 22, 2020
99.35	Form 52-109F2 dated August 13, 2020 (CEO)
99.36	Form 52-109F2 dated August 13, 2020 (CFO)
99.37	Press Release dated August 13, 2020
99.38	Alternative Monthly Report dated September 3, 2020
99.39	Unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2020 and 2019
99.40	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020
99.41	Press Release dated October 19, 2020
99.42	Press Release dated October 21, 2020
99.43	Form 52-109F2 dated November 12, 2020 (CEO)
99.44	Form 52-109F2 dated November 12, 2020 (CFO)
99.45	Press Release dated November 12, 2020
99.46	Press Release dated December 8, 2020
99.47	Press Release dated December 8, 2020
99.48	Press Release dated December 17, 2020
99.49	Form 62-103F1 dated December 18, 2020
99.50	Confirmation of Notice of Record and Meeting Dates dated January 12, 2021
99.51	Press Release dated January 14, 2021
99.52	Press Release dated January 20, 2021
99.53	Certificate of abridgement dated February 5, 2021 (CFO)
99.54	Form of Proxy for the Special Meeting of Shareholders of Largo Resources Ltd. to be held on March 1, 2021
99.55	Management Information Circular of the Special Meeting of Shareholders of Largo Resources Ltd. to be held on March 1, 2021, dated January 25, 2021
99.56	Notice of the Special Meeting of Shareholders of Largo Resources Ltd. to be held on March 1, 2021, dated January 25, 2021
99.57	Press Release dated February 8, 2021
99.58	Certificate of Dissemination dated February 8, 2021

99.59	Press Release dated March 1, 2021
99.60	Report of Voting Results for the Special Meeting of Shareholders of Largo Resources Ltd. held on March 1, 2021
99.61	Press Release dated March 4, 2021
99.62	Letter of Transmittal
99.63	Material Change Report dated March 5, 2021
99.64	Articles of Amendment of Largo Resources Ltd. dated effective March 4, 2021
99.65	Press Release dated March 15, 2021
99.66	Press Release dated March 17, 2021
99.67	Annual Information Form for the year ended December 31, 2020, dated March 17, 2021
99.68	Management’s Discussion and Analysis for the year ended December 31, 2020
99.69	Annual Consolidated Financial Statements for the years ended December 31, 2019 and 2020
99.70	ON Form 13-502F1 (Class 1 and 3B Reporting Issuers - Participation Fee)
99.71	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers - Participation Fee)
99.72	Form 52-109F1 dated March 17, 2021 (CEO)
99.73	Form 52-109F1 dated March 17, 2021 (CFO)
99.74	Press Release dated March 17, 2021
99.75	Press Release dated March 18, 2021
99.76	Consent of PricewaterhouseCoopers LLP
99.77	Consent of Porfírio Cabaleiro Rodriguez, BSc (Mine Eng.)
99.78	Consent of Leonardo Apparicio da Silva, BSc (Min Eng.), MSc (Met Eng.)
99.79	Consent of Fabio Valerio Xavier, BSc (Geol.)
99.80	Consent of Paul Sarjeant, B.Sc. P. Geo